Lee W. Cassidy, Esq.

Lee Cassidy Law

215 Apolena Avenue

Newport Beach, California 92662

August 26, 2019

Thomas Jones

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	New World Technologies, Inc.
Amendment #3 to Registration Statement on Form S-1
File No. 333-229390

Dear Mr. Jones:

Attached for filing with the Securities and Exchange Commission is Amendment No. 3 to the New World Technologies, Inc. registration statement on Form S-1.

The following responses address the comments of the reviewing staff of the Commission as set forth in a comment letter dated August 20, 2019 (the “Comment Letter”). The comments in the Comment Letter are sequentially numbered and the answers set forth herein refer to each of the comments by number and by citing the location of each response thereto in the Registration Statement.

Business

1.

Additional disclosure has been added and appears on page 1 of the prospectus. The external does include functionality of the electrical circuitry, power consumption and other items as listed. The tests will generate results that will provide the Company performance data.

2.	The disclosure has been expanded and appears on pages 5 and 34 of the prospectus.

Use of Proceeds

3.	The disclosure has been added and appears on page 16 of the prospectus.

Plan of Distribution

4.	A risk factor has been added and appears on page 7 of the prospectus.

Employment Agreements

5.	The disclosure required by Item 402(q)(2) has been added and appears beginning on page 30 of the prospectus.

Compensation Table

6.	The compensation table includes compensation to directors and all valuation of stock at grant date and options at grant pursuant to Item 402( r) and 402(n) of Regulation S-K. The required information has been combined into one table.

7.	The information has been updated and appears on page 31 of the prospectus.

Certain Beneficial Owners and Management

8.	New World Technologies (Nevada) purchased 1,428,571 shares of New World Technologies (Delaware). The majority and controlling shareholder of New World Nevada is the same as the majority and controlling shareholder of New World Delaware. New World Nevada purchased the shares on behalf of its shareholders. The shares were issued by New World Delaware directly to a shareholder list provided by New World Nevada. Most of the 38 shareholders to which the shares were issued are accredited. All such shareholders were known to the officer/director of New World Delaware. There was no public offering and shareholders of New World Nevada had information and knowledge about New World Delaware.

As such New World Delaware believes that there was no intent for a public distribution of the securities and the intent of the exemption provided by Section 4(a)(2) is applicable to the transaction. If the Staff of the Commission determines it necessary, the Company could rescind the distribution of the stock to the shareholders of New World Nevada and New World Delaware could issue the 1,428,571 shares to New World Nevada.

Description of Securities

9.	The disclosure has been added and appears as the last sentence in the first paragraph under the subheading “Common Stock” on page 33 of the prospectus.

Financial Statements

10.	The noted language has been removed throughout the April 30, 2019 financial statements.

Signatures

11.	The Staff’s comment is noted.

Exhibits

12.	The use of the representations and warranties of the subscriber in the subscription documents is intended to further compliance with federal securities laws and to ensure that the subscriber is aware of such laws and that both the subscriber and company are in compliance with such laws to the knowledge of the subscriber.

13.	The invitation to serve as a board member is filed as an exhibit. No further agreements have been executed.

Sincerely,

/s/ Lee W. Cassidy, Esq.